UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                               AVATEX CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   351904 10 7
                                 (CUSIP Number)


                                 David H. Brooks
                               20 Red Ground Road
                          Old Westbury, New York 11568
                                (516) 626 - 1877
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 24, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement.     |   |

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D
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 CUSIP No. 351904 10 7                                  Page    2   of  6  Pages
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David H. Brooks, IRA
         084 - 46 - 0485

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

            PF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                           7        SOLE VOTING POWER

                                          347,600

                           8        SHARED VOTING POWER


                           9        SOLE DISPOSITIVE POWER

                                           347,600

                          10        SHARED DISPOSITIVE POWER


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    676,000
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.89
   14    TYPE OF REPORTING PERSON
                    IN

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    3   of  6  Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Brooks Industries of L.I. Inc., Profit Sharing Plan
         11 - 289   3289

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            PF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

                           7         SOLE VOTING POWER

                                          328,400

                           8         SHARED VOTING POWER


                           9         SOLE DISPOSITIVE POWER

                                          328,400

                           10        SHARED DISPOSITIVE POWER


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    676,000
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.89
   14    TYPE OF REPORTING PERSON             EP

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    4   of  6  Pages
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         No change.

Item 2.           Identity and Background

         No change.

Item 3.           Source and Amount of Funds or Other Consideration

         As of the date of the event which requires the filing of this statement, the IRA and the Plan beneficially owned in the aggregate 676,000 shares of the Issuer's Common Stock (the "Shares"). Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Issuer that were effected by the IRA or the Plan during the past sixty (60) days.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    5   of  6  Pages
--------------------------------------------------------------------------------

Item 4.           Purpose of Transaction

         No change

Item 5.           Interest in Securities of the Issuer


         As of the date hereof, the IRA and the Plan are the beneficial owners of 676,000 Shares of Common Stock of the Issuer. Based on the most recent information from the Issuer, the IRA and the Plan believe there to be 13,806,375 shares of Issuer's Common Stock outstanding. Therefore, the IRA and the Plan beneficially own 4.89% of the Issuer's outstanding shares of Common Stock. Mr. Brooks has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock that are currently beneficially owned by the IRA and the Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No change.

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
 CUSIP No. 351904 10 7                                  Page    6   of  6  Pages
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Item 7.           Material to be Filed as Exhibits


         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Issuer that were effected by the IRA or the Plan during the last sixty (60) days.

The undersigned, after reasonable inquiry and to the best of each of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Dated:   April 7, 1998

                                            DAVID H. BROOKS, IRA

                                    By:     /S/David H. Brooks
                                            ------------------
                                            DAVID H. BROOKS


                                            BROOKS INDUSTRIES OF L.I.
                                            PROFIT SHARING PLAN


                                    By:     /S/David H. Brooks
                                            ------------------
                                            David H. Brooks, Trustee

                                   EXHIBIT A


                     Transaction in Securities of the Issuer

                       (effected within the last 60 days)




                                                                       Number of Shares
Reporting Person                    Acquisition Date                   of Common Stock  (1)                   Price
----------------                    ----------------                   --------------------                   -----
David H. Brooks, IRA                    NONE


Brooks Industries                       Sale 03/24/98                      650,000                            $2.22
of L.I. Profit
Sharing Plan


(1) This transaction was effected on the New York State Stock Exchange through Magna Securities Corp..